UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2 to Schedule 13G)*

Under the Securities Exchange Act of 1934

LOBO EV TECHNOLOGIES LTD

(Name of Issuer)

Ordinary Share, $0.001 par value per share

(Title of Class of Securities)

G00350101

(CUSIP Number)

c/o Gemini Mansion B 901, i Park

No. 18-17 Zhenze Rd, Xinwu District

Wuxi, Jiangsu

People’s Republic of China, 214111.

+86 510 88584252

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 9, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G00350101

1.	Names of Reporting Persons. Wealthford Capital Ltd.(1)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,674,320
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,674,320
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,674,320
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 47.23%(2)
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. G00350101

1.	Names of Reporting Persons. Huajian Xu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,674,320
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,674,320
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,674,320
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 47.23%(2)
14.	Type of Reporting Person (See Instructions) IN

(1) Huajian Xu is the 90% shareholder and holds the voting and dispositive power over the ordinary shares of the Company (the “Ordinary Share(s)”) held by Wealthford Capital Ltd.

(2) Percentage is calculated based on 7,780,000 Ordinary Shares issued and outstanding based on the interim report on Form 6-K filed by the issuer on September 30, 2024.

CUSIP No. G00350101

Item 1. Security and Issuer.

This statement of beneficial ownership on Schedule 13D (this “Statement”) relates to the Ordinary Shares of LOBO EV TECHNOLOGIES LTD (the “Issuer”). The principal executive offices of the Issuer are located at Gemini Mansion B 901, i Park, No. 18-17 Zhenze Rd, Xinwu District, Wuxi, Jiangsu, People’s Republic of China, 214111. The Ordinary Shares are listed on the Nasdaq Global Market under the symbol “LOBO”.

Item 2. Identity and Background.

(a)

Wealthford Capital Ltd.

Huajian Xu

Huajian Xu owns 90% of issued and outstanding shares of Wealthford Capital Ltd. and is the sole director of Wealthford Capital Ltd. By virtue of these relationships, Huajian Xu may be deemed to beneficially own the ordinary shares of the Issuer owned directly by Wealthford Capital Ltd.

(b)	Principal address of the Reporting Persons is c/o Gemini Mansion B 901, i Park, No. 18-17 Zhenze Rd, Xinwu District, Wuxi, Jiangsu, People’s Republic of China.

(c)	Wealthford Capital Ltd. is a holding entity of Huajian Xu without material operations. Mr. Xu is the sole director of Wealthford Capital Ltd.

(d)–(e)	During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Wealthford Capital Ltd. is a British Virgin Islands company. Mr. Xu is citizen of People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

From October 9, 2024 to October 11, 2024, the Reporting Persons purchased 84,000 Ordinary Shares of the Issuer in the aggregate through open market purchases. The funds used to acquire the foregoing Ordinary Shares of the Issuer were provided through Mr. Xu’s personal funds.

Item 4. Purpose of Transaction.

The information furnished in Item 3 is hereby incorporated into this Item 4 by reference.

The Reporting Persons acquired the Ordinary Shares of the Issuer reported herein for investment purposes. Although the Reporting Persons have no present intention to acquire additional securities of the Issuer, the Reporting Persons intend to review the investment on a regular basis and, as a result thereof and subject to applicable laws and regulations, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Company, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Company owned by the Reporting Persons in the open market, in privately negotiated transactions or otherwise, or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to a course of action (as well as to the specific elements thereof), the Reporting Persons currently expect to take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

CUSIP No. G00350101

Item 5. Interest in Securities of the Issuer.

As of October 11, 2024, the Reporting Persons beneficially own the number of Ordinary Shares set forth below. Percentage ownership is based on 7,780,000 Ordinary Shares of the Issuer that were based on the interim report on Form 6-K filed by the issuer on September 30, 2024.

(a) - (b)	The applicable Reporting Persons may be deemed to beneficially own an aggregate of 3,674,320 Ordinary Shares. These Ordinary Shares represent approximately 47.23% of the outstanding Ordinary Shares of the Issuer. By virtue of relationships between the Reporting Persons, the Reporting Persons may be deemed to have sole voting and dispositive power with respect to the shares owned directly by Wealthford Capital Ltd.

(c)	Schedule I hereto sets forth the transactions in Ordinary Shares effected by the Reporting Persons in the past 60 days.

(d)	Except as described in Item 3, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Ordinary Shares beneficially owned by the Reporting Person as reported in this Statement.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Lock-Up Agreement

In connection with the initial public offering of the Issuer, the Reporting Persons entered into a lock-up agreement (the “Lock-up Agreement”), pursuant to which they agreed, subject to certain exceptions, not to sell, transfer, or dispose of, directly or indirectly, any of the Ordinary Shares or securities convertible into or exercisable or exchangeable for the Ordinary Shares for a period of twelve (12) months after March 20, 2024.

References to and descriptions of the Lock-up Agreement herein are qualified in their entirety by reference to Exhibit 99.1 to this Statement and incorporated herein by reference.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between such Reporting Person and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Lock-up Agreement entered by Wealthford Capital Ltd. dated March 14, 2024
99.2	Lock-up Agreement entered by Huajian Xu dated March 14, 2024

CUSIP No. G00350101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 11, 2024
Wealthford Capital Ltd.

	By:	/s/ Huajian Xu
	Name:	Huajian Xu
	Title:	Director

	By:	/s/ Huajian Xu
	Name:	Huajian Xu

SCHEDULE I

The following table lists all transactions completed by the Reporting Persons in the Ordinary Shares since August 12, 2024, which were all completed through open market purchases.

Date	Price per Share	Number of Ordinary Shares
10/9/24	2.99	100

10/9/24	3.00	16,561

10/9/24	3.02	100

10/9/24	3.03	3,239

10/10/24	2.85	200

10/10/24	2.88	200

10/10/24	2.89	400

10/10/24	2.90	19,472

10/10/24	2.95	3,900

10/10/24	2.98	100